SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                             Amendment No. 3
                                   to
                              Schedule 13D

                   Under the Securities Exchange Act of 1934

                             SUFFOLK BANCORP
                            (Name of Issuer)

                      Common Stock, $5.00 par value
                      (Title of Class of Securities)

                               864739107
                             (CUSIP Number)

                             Daniel M. Healy
                         Executive Vice President
                                   and
                         Chief Financial Officer
                      North Fork Bancorporation, Inc.
                          275 Broad Hollow Road
                         Melville, New York  11747
                               (516) 298-5000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               Copy to:

                       William S. Rubenstein, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-2642

                            December 28, 1995
          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid
          with this statement:  [   ]


          CUSIP No.  864739107

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON:

                  North Fork Bancorporation, Inc.
                  I.R.S. Identification No. 36-3154608

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                      (a)[   ]
                      (b)[   ]

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS:

                    OO

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                     [   ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                  State of New York

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER

                    0%

          8.   SHARED VOTING POWER

                     None

          9.   SOLE DISPOSITIVE POWER

                      0%

          10.  SHARED DISPOSITIVE POWER

                      None

          11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
                BY EACH REPORTING PERSON

                         0

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES:

                    [ X ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%

          14.  TYPE OF REPORTING PERSON

                    CO



                    This Amendment No. 3 amends and supplements the
          Schedule 13D dated as of May 25, 1995, as amended by Amendments No. 1 and 2 thereto, dated September 12, 1995 and September 21, 1995, respectively (as so amended, the "Schedule 13D"), filed on behalf of North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the
          Schedule 13D.

                    Item 5 of the Schedule 13D is hereby amended to include the following:

          Item 5.   Interest in Securities of the Issuer.

                    On December 28, 1995, North Fork sold 235,064 shares of Company Common Stock at a price of $37 3/8 per share. North Fork had acquired such shares for an average price of approximately $27 per share. North Fork's aggregate gain of aproximately $2.4 million will be included in the operating results for North Fork for the quarter ended December 31, 1995. In conjunction with such sale, North Fork and the Company entered into an agreement whereby North Fork agreed, among other things, not to purchase shares of Company Common Stock for a period of twenty-four months. A copy of such agreement is attached hereto as Exhibit 1, and is incorporated herein by reference.

                    By reason of its recent sale of Company Common Stock, North Fork has sole voting and dispositive power with respect to 0 shares of Company Common Stock. North Fork expressly disclaims any beneficial ownership of the 11,709 shares of Company Common Stock which are owned by North Fork officers and directors, as set forth in
          Schedule II to the Schedule 13D.

                    Except as set forth above, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I to the 13D, owns any Company Common Stock.

                    The following sales of Company Common Stock were effected by North Fork during the past 60 days:

             Sale Date      Number of Shares         Price Per Share

              12/28/95            235,064             $37 3/8

                    The foregoing sale was effected through a privately negotiated transaction. Except as set forth above, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in
          Schedule I to the 13D, has effected any transaction in the Company Common Stock during the past 60 days.


                               SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: December 28, 1995

                                   NORTH FORK BANCORPORATION, INC.

                                   By:    /s/ Daniel M. Healy
                                       ___________________________
                                        Daniel M. Healy
                                        Executive Vice President and
                                        Chief Financial Officer